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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -----------------------------
                                  SCHEDULE TO
                               (AMENDMENT NO. 1)

                 Tender Offer Statement under Section 13(e)(1)
                     of the Securities Exchange Act of 1934


                                NETPLIANCE, INC.
                  (Name of subject company and person filing)


                       Options to Purchase Common Stock,
      Par Value $0.01 Per Share, Having an Exercise Price of $1.00 or More
                         (Title of class of securities)


                                   64115K103
                     (CUSIP number of class of securities)


                                James E. Cahill
                       Vice President and General Counsel
                       7501B N. Capital of Texas Highway
                              Austin, Texas  78731
                                 (512) 681-8300
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                        the person(s) filing statement)

                    CALCULATION OF FILING FEE

Transaction valuation*                           Amount of Filing Fee
-------------------------------------------------------------------------------
$ 14,104,643                                           $2,821**
-------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,673,084 shares of common stock of Netpliance, Inc. having a weighted average exercise price of $3.84 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.        Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.        Date Filed:  Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 4, 2001, relating to an offer by Netpliance, Inc. to purchase from its continuing employees and non-employee directors outstanding options to purchase 3,673,084 shares of its common stock, par value $0.01 per share, having an exercise price of $1.00 or more (the "Options") for shares of Restricted Stock, upon the terms and subject to the conditions in the offer to purchase dated April 4, 2001 (as amended and supplemented, the "Offer to Purchase") and the Related Letter of Transmittal.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by adding the following:

     On April 20, 2001, Netpliance, Inc. sent a letter to the holders of the Options, which is included as Exhibit(a)(5) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented by adding the following:

     (a) (5)  Form of Letter to Holders dated April 20, 2001.
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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NETPLIANCE, INC.


Dated:  April 20, 2001          By: /s/ Francis S. Webster III
                                    ---------------------------------
                                    Francis S. Webster III
                                    Chief Financial Officer
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                               INDEX TO EXHIBITS


Exhibit Number                           Description
--------------                           -----------
(a)(1)                                   Offer to Purchase, dated April 4, 2001.

(a)(2)                                   Form of Letter of Transmittal.

(a)(3)                                   Form of Letter to Holders dated April 4, 2001.

(a)(4)                                   Netpliance, Inc.'s Annual Report on Form 10-K for the year ended December
                                         31, 2000, incorporated herein by reference.

(a)(5)*                                  Form of Letter to Holders dated April 20, 2001.

(d)(1)                                   Netpliance, Inc. Amended and Restated 1999 Stock Option and Restricted
                                         Stock Plan (incorporated herein by reference to Exhibit 10.5 to the
                                         Registrant's Registration Statement on Form S-1, as amended, filed with the Commission on December 23, 1999, File No. 333-93545).

(d)(2)                                   Form of Restricted Stock Award Agreement for Awards Pursuant to the
                                         Amended and Restated 1999 Stock Option and Restricted Stock Plan.

(d)(3)                                   Form of MBO Member Agreement, dated December 21, 2000, by and between Mr.
                                         McHale and each of Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen
                                         and Watershed Capital I, L.P. (incorporated herein by reference to
                                         Exhibit 99.1 to the Statement of Beneficial Ownership filed by John F.
                                         McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and
                                         Watershed Capital I, L.P. on Form 13D with the Commission on February 21,
                                         2001.)

(d)(4)                                   Stock Purchase Agreement by and between Messrs. McHale and Savage dated
                                         February 21, 2001 (incorporated herein by reference to Exhibit 99.15 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage,
                                         Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on
                                         Form 13D, as amended, filed with the Commission on December 21, 2000.)

(d)(5)                                   Stock Purchase Agreement by and between Messrs. McHale and Savage dated
                                         March 3, 2001 (incorporated herein by reference to Exhibit 99.16 to the
                                         Statement of Beneficial Ownership filed by John F. McHale, Kent A.
                                         Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed

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
                                         Capital I, L.P. on Form 13D with the Commission on March 13, 2001).

(d)(6)                                   Pledge Agreement related to the $887,000 Promissory Note by and between
                                         Messrs. McHale and Savage dated March 3, 2001 (incorporated herein by reference to Exhibit 99.17 to the Statement of Beneficial Ownership filed by John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen
                                         and Watershed Capital I, L.P. on Form 13D with the Commission on March
                                         13, 2001).

(d)(7)                                   Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $887,000 (incorporated herein by reference to Exhibit 99.18 to the
                                         Statement of Beneficial Ownership filed by John F. McHale, Kent A.
                                         Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I,
                                         L.P. on Form 13D with the Commission on March 13, 2001).

(d)(8)                                   Pledge Agreement related to the $500,000 Promissory Note by and between
                                         Messrs. McHale and Savage dated March 3, 2001 (incorporated herein by reference to Exhibit 99.19 to the Statement of Beneficial Ownership filed by John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen
                                         and Watershed Capital I, L.P. on Form 13D with the Commission on March
                                         13, 2001).

(d)(9)                                   Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $500,000 (incorporated herein by reference to Exhibit 99.20 to the
                                         Statement of Beneficial Ownership filed by John F. McHale, Kent A.
                                         Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I,
                                         L.P. on Form 13D with the Commission on March 13, 2001).

*  Filed herewith